Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (404) 892-7616

Michael C. Lundsford, Interim Chief Executive Officer
Earthlink, Inc.
1375 Peachtree Street
Atlanta, GA 30309

> **Re:** **Earthlink, Inc.**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 001-15605**

Dear Mr. Lundsford:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 10

1. With respect to the stock and option awards reported in columns (c) and (d), clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in Earthlink's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See the Instruction to Item 402(k)(2)(iii)and (iv) and the Instruction to Item 402(k).

2. For each director, disclose by footnote the aggregate number of stock awards outstanding at fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) and (iv).

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

Elements of Executive Compensation, page 17

3. Please expand the disclosure pertaining to the relationships between management, the Committee, Mercer Human Resource Consulting, and Semler Brossy Consulting Group, LLC to provide a materially complete description of each consultant's respective role with the company. Include a complete description of the nature and scope of the assignments of each consultant and how their roles and responsibilities differ depending on whether they have been engaged by management or the Committee and the interaction, if any, between the various groups. See Item 407(e)(3)(iii) of Regulation S-K.

4. Please elaborate on the role of the Chief Executive Officer in Earthlink's compensation processes to address whether or not the CEO makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation. Also discuss the extent to which the CEO attends Compensation Committee meetings or meets with the consultants used by the Compensation Committee.

5. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, the disclosure relating to the specifics of the awards made to Mr. Betty in 2006 lacks

a more detailed discussion of how and why the Mr. Betty's compensation differed from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Short-Term Annual Bonuses, page 20

6. Refer to the disclosure relating to the "overall bonus multiplier" that the Compensation Committee applies in determining bonus awards. Without further insight into what the multiplier means, how you determine it, and how it impacts bonus awards, your disclosure in this regard is technical and provides little insight into how you determined actual payouts. Please present this type of information and the concept behind bonus multipliers in a manner that provides specific context to the relevant compensation award.

7. The disclosure in the latter portion of the second full paragraph on page 22 contains technical information that impairs the readability of your disclosure. Please refer to Section VI of Commission Release 33-8732A, which, among other concepts, refers to the avoidance of the use of highly technical business and other terminology and reliance on defined terms as the primary means of explaining information. To this extent, refer to your use of terms like "ACC/VAS adjusted operating margin," "HELIO ARPU," "HELIO CPGA," "HELIO MOU," "MB margin."

8. Please include a discussion of whether the board or the Compensation Committee can exercise discretion either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout and, if so, disclose whether such discretion was exercised.

Certain Relationships and Related Transactions, page 28

9. Please include a statement of whether your policies and procedures for review, approval, and ratification of any transaction are in writing, and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(ii) and (iv) and Section V.B. of Commission Release 33-8732A.

Summary Compensation Table, page 29

10. With respect to the stock and option awards reported in columns (c) and (d), clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in Earthlink's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See the Instruction to Item 402(c)(2)(v)and (vi) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year End, page 31

11. Please disclose by footnote to the applicable columns the vesting dates of option and stock awards held at fiscal year end for all of the named executive officers. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor